Mail Stop 4561

June 14, 2007

Mr. R. Jerry Giles
Senior Vice President and Chief Financial Officer
Community Financial Corporation
38 North Central Avenue
Staunton, VA 24401

     Re: Community Financial Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2006
           Filed June 26, 2006
           File No. 0-18265

Dear Mr. Giles:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           John P. Nolan
           Accounting Branch Chief